Amended Exhibit A

to the Global Securities Lending Agency Agreement, dated July 14, 2011

Between CITIBANK, N.A., As the Agent

and the Lender

LIST OF DESIGNATED ACCOUNTS

Fund/Account Name	Account Number
Diamond Hill Small Cap Fund	207009
Diamond Hill Small-Mid Cap Fund	207010
Diamond Hill Large Cap Fund	207011
Diamond Hill Select Fund	207012
Diamond Long-Short Fund	207007
DIAMOND HILL LONG-SHORT FUND F/B/O UBS Securities LLC	207084
DIAMOND HILL LONG-SHORT FUND F/B/O J.P. Morgan Clearing Corp	207085
Diamond Hill Financial Long-Short Fund	207008
DIAMOND HILL FINANCIAL LONG-SHORT FUND F/B/O UBS Securities LLC	207083
DIAMOND HILL FINANCIAL LONG-SHORT FUND F/B/O J.P. Morgan Clearing Corp	207119
Diamond Hill Strategic Income Fund	207013
Diamond Hill Research Opportunities Fund
DIAMOND HILL RESEARCH OPPORTUNITIES FUND F/B/O J.P. Morgan Clearing Corp